Exhibit 1.04

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Global Services and Zhangzhou Development Zone Plan to

Invest in High-Tech Food Processing Park

SHANGHAI, April 14, 2011 — CDC Global Services, a business unit of CDC Corporation (NASDAQ: CHINA) and a provider of IT and IT-enabled services and consulting, announced that it signed a memorandum of understanding with the Administrative Committee of China Merchant’s Zhangzhou Economic and Technology Development Zone (“China Merchant Group”) to invest in a High-Tech Food Processing Park in that region, as well as to plan projects involving the development of food processing technology solutions and aged care solutions for the China market.

As part of this partnership, CDC Global Services and China Merchant Group plan to set up a R&D center near Xiamen University Campus to develop new software solutions for the food processing industry, focusing on areas such as food safety. As part of this agreement, CDC Global Services and China Merchant Group also plan to host an international food safety IT application seminar in Zhangzhou in the second quarter of 2011. In addition, both organizations plan to study how to use IT to enhance management level and service quality of the aged care market in China. CDC Global Services also expects to leverage the expertise and solutions of CDC Software that offers its Peoplepoint solutions, which enable care suppliers to achieve business efficiencies while improving the quality of care for their elderly residents.

“We are very excited to partner with China Merchant Group to promote food safety and aged care projects in China,” said CK Wong, CEO of CDC Global Services. “We also are creating a model to follow within this region with the collaborative partnership formed between corporate business, government and a higher learning institute. Zhangzhou has agricultural resources which give the food processing industry a solid foundation. That is one reason why we believe this project is a good investment. We also believe our aged care project with China Merchant Group will eventually be ideal for that region when you consider the favorable combination of fine ecological, cultural science, tourism, sports and leisure, entertainment and eco-living resources there. We believe that all of these attributes will contribute to the development of a modern aged people care and services business in China.”

Hu Zheng, executive director of the Administrative Committee of China Merchant’s Zhangzhou Economic and Technology Development Zone and corporate vice president of the China Merchant Group said, “We welcome CDC Global Services’ investment in Zhangzhou. In the past few years, we have made great progress here, however, most of our development was focused on the construction of ports, highways, machinery manufacturing, and metal products. CDC Global Services’ projects represent a milestone for the transition of our industrial structure here.”

Zhangzhou Development Zone is a national development zone and has already completed the industrial layout of three of its core industries: food, machinery and metals manufacturing. Food manufacturing represents a key target industry for Zhangzhou Development Zone.

About CDC Global Services

CDC Global Services provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, staff augmentation, managed-help desk solutions and a full range of business process outsourcing offerings. It can also provide hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors. CDC Global Services embraces a customer-first approach being able to draw upon a wide range of expert resources to address each customer’s unique business needs, while keeping their best interest as a top priority. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information, please visit www.cdcglobalservices.com.

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The second strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This second strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding CDC Global Services’ and Zhangzhou Development Zone’s plans, including those to build a high-tech food processing park and establish an R&D center, our expectations regarding expansion with the Zhangzhou Development Zone, our expectations regarding any future plans or projects with the Zhangzhou Development Zone, our expectations regarding involvement of CDC Software in this initiative, our beliefs regarding the benefits of this investment to the Zhangzhou region and the company, including the potential success of this project, our expectations regarding the partnership and high tech park, including the closing thereof and the receipt of any requisite approvals and the satisfaction of any required conditions, and other statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2009 on Form 20-F filed on June 30, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.

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